SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

644398109
(CUSIP Number)

Richard Stride Longkloof Limited c/o Stonehage Trust Holdings (Jsy) Ltd No 2, The Forum, Grenville Street, St. Helier, Jersey, JE1 4HH (tel): +44 1534 823 077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON

Longkloof Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐

Not Applicable

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

NUMBER OF	7.	SOLE VOTING POWER	2,175,100
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	–
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,175,100
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	–

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,578,831

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

15.7% of Common Stock

14.	TYPE OF REPORTING PERSON (See Instructions)

IV

1.	NAMES OF REPORTING PERSON

Mile End Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐

Not Applicable

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	7.	SOLE VOTING POWER	403,731
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	–
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	403,731
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	–

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,578,831

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

15.7% of Common Stock

14.	TYPE OF REPORTING PERSON (See Instructions)

IV

Explanatory Note

The purpose of this Amendment No. 3 (the “Amendment”) to Schedule 13D relating to shares of common stock, $0.0001 par value per share (the “Shares”), of New Frontier Media, Inc. (the “Issuer”) is to amend and update certain information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 22, 2010, as amended by Amendment No. 1 filed on September 27, 2010 and Amendment No. 2 filed on February 24, 2011 (the “Amended Filing”). Except as described herein, the information contained in the Amended Filing has not been updated or amended.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Amended Filing.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety to read as follows:

The Reporting Persons expended an aggregate of USD $4,315,123, including brokerage commissions, using their respective working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) to acquire the beneficial ownership of the Shares described herein.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended in its entirety to read as follows:

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

Except as set forth below or such as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Shares acquired by the Reporting Persons have been acquired originally for investment purposes.  The Reporting Persons are reviewing their investment in the Issuer on a continuing basis and intend to make themselves available to the Issuer to discuss methods of delivering additional value to the Issuer’s stockholders.  Depending on various factors, including, without limitation, the Issuer’s business, financial position, results of operations and prospects, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons are considering taking such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communicating with management and the Board of Directors of the Issuer; engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment; seeking representation on the Board of Directors of the Issuer through election contests or otherwise; making proposals to the Issuer relating to, or that could result in, changes to the capitalization, ownership structure or operations of the Issuer or a change of control transaction, an extraordinary transaction or a change in the present Board of Directors or management of the Issuer; or purchasing additional Shares, selling some or all of their Shares in one or a series of transactions, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.  The Reporting Persons expressly reserve the right to take any such actions with respect to the Issuer.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended in their entirety to read as follows:

(a)           Longkloof is the beneficial owner of 2,175,100 shares of the Issuer’s common stock, which represents approximately 13.2% of the issued and outstanding shares of the Issuer’s common stock.  Mile End is the beneficial owner of 403,731 shares of the Issuer’s common stock, which represents 2.5% of the issued and outstanding shares of the Issuer’s common stock.  An individual who is affiliated with Mile End also serves as an executive Board member of the holding company of Longkloof and, consequently, Longkloof may be deemed to have voting control and investment discretion over securities owned by Mile End.  Accordingly, as of the date of this filing, Longkloof may be deemed to be beneficial owners of 2,578,831 shares of the Issuer’s common stock, which represents approximately 15.7% of the outstanding shares of the Issuer’s common stock. The calculation of the foregoing percentage is on the basis of 16,422,064 shares of the Issuer’s common stock outstanding as of December 12, 2011, which is the date the Issuer publicly announced the repurchase of approximately 2,100,000 Shares (taking into account the 18,522,064 Shares outstanding as of the date of the Issuer’s most recent 10-Q filing on November 7, 2011).  The foregoing should not be construed in and of itself as an admission by Longkloof as to beneficial ownership of the shares held by Mile End.

(c)           The transactions in the Shares by Longkloof during the past 60 days are set forth on Schedule A and are incorporated herein by reference.  Mile End has not entered into any transactions in the Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: January 13, 2012	By:	/s/ Beamont (Directors) Limited,
a Jersey incorporated entity, corporate director

	By:	/s/ Cora Binchy
		Name:	Cora Binchy
		Title:	Director of the corporate director

	By:	/s/ Karen Oliver
		Name:	Karen Oliver
		Title:	Director of the corporate director

Mile End Limited, a British Virgin Islands limited liability company

Dated: January 13, 2012	By:	/s/ Chaumont (Directors) Limited,
a British Virgin Islands company, corporate director

	By:	/s/ Karen Oliver
		Name:	Karen Oliver
		Title:	Director of the corporate director

	By:	/s/ Cora Binchy
		Name:	Cora Binchy
		Title:	Director of the corporate director

SCHEDULE A

Transactions in the Shares Since Amendment No. 2

No. of Shares	Price ($)	Date

44,512	1.1734	9/6/2011

6,056	1.2000	9/7/2011

11,836	1.2000	9/12/2011

14,400	1.2000	9/14/2011

800	1.2000	9/20/2011

32,300	1.1642	9/22/2011

7,000	1.1200	9/26/2011

10,000	1.0400	9/27/2011

37,400	1.0998	10/10/2011

11,000	1.0944	10/11/2011

16,796	1.0996	10/12/2011

27,500	1.1111	10/13/2011

5,000	1.1308	10/14/2011

14,500	1.1270	10/21/2011

5,000	1.1200	10/25/2011

10,000	1.1200	10/28/2011